Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 56774-22

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 13, 2006

MAIL STOP: 7010
BY COURIER & FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010

Attention: Ms. Mellissa Duru

Dear Ms. Duru:

Lincoln Gold Corporation
Registration Statement on Form SB-2
Filed December 23, 2005
SEC File No. 333-130654

We write on behalf of Lincoln Gold Corporation (the “Company” or “Lincoln”) in response to our earlier discussion wherein you advised that the Commission will not declare the Company’s Form SB-2 effective until such time as an amendment had been filed to include the audited financial statements of the Company for the year ended December 31, 2005.

We confirm that the Company has filed its Amendment No. 2 to registration statement on Form SB-2 (as revised, the “Form SB-2/A2). The Form SB-2/A2 includes the Company’s audited financial statements for the year ended December 31, 2005. The Form SB-2/A2 also incorporates updates throughout in order to reflect updated information regarding the Company and its mineral exploration business. These changes are consistent with the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, as filed with the Commission on March 31, 2006.

We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Amendment No. 1 Form SB-2 filing.

Please advise if the Company is at this stage able to request acceleration of the effectiveness of the registration statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/hmw
Encls.

cc:	Lincoln Gold Corporation
Attention: Mr. Paul Saxton, CEO